LIETUVOS TELEKOMAS

AKCINĖ BENDROVĖ „LIETUVOS TELEKOMAS"

Code 2121543 Savanorių pr. 28, LT- 03501 Vilnius, (Lithuania) Lietuva Tel.: +370 46 48 15 11, 15 11, Fax. +370 5 212 66 65
VAT code 212154314. Register of Legal Persons of the Republic of Lithuania, Administrator – State Enterprise Centre of Registers (V. Kudirkos g. 18, LT- 03105 Vilnius)

US Securities and Exchange Commission Division
of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street NW
Washington DC 2054

Fax. (202) 942 95 25

20-04-2005 No. 10



No. of pages: 1+9

Re: AB Lietuvos Telekomas (File No. 82-5086)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Material Event

Ladies and Gentlemen:

On behalf of AB Lietuvos Telekomas (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is copy of the document listed below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Lithuania or of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE"), the Vilnius Stock Exchange ("VSE"), the UK Listing Authority ("UKLA") or the Lithuanian Securities Commission ("LSC") and which was or will be made public by such exchanges or authorities or (iii) has distributed or become required to distribute to its security holders:

1. Announcement of Material Event
2. Press Release "Lietuvos Telekomas Announces its Results for the First Quarter of 2005"

If you should have any questions or comments, please call the undersigned at +370 5 236 78 78, mob. +370 618 80 072, fax. +370 5 231 38 60.

Very truly yours,



Darius Džiaugys

Investor Relations Officer



THOMSON
FINANCIAL

Encl.: 1. Announcement of Material Event (1 page)
2. Press Release (8 page)




LIETUVOS TELEKOMAS

Announcement of Material Event

1. AB Lietuvos Telekomas, company's code: 1212 15434, Savanoriu ave. 28,
(type of the Issuer, company's name, company's code, address of headquarters)
LT-03501 Vilnius, Republic of Lithuania

2. Lithuanian Securities Commission, Vilnius Stock Exchange,
(indicate the institutions to whom this announcement has been or is to be presented)
Lietuvos Rytas daily, Baltic News Service, ELTA

3. On 19 April 2005, the Board of AB Lietuvos Telekomas approved unaudited
(data of the material event, short description)
financial statements of Lietuvos Telekomas' Group for the first quarter of 2005 prepared according to International Financial Reporting Standards.

Revenue for the first quarter of 2005 amounted to 177 million litas, a decline by 3.8 per cent over the revenue of 184 million litas for the first quarter of 2004.

Lietuvos Telekomas' Group expenses, year-on-year, went down by 10.3 per cent from 99 million litas to 89 million litas.

EBITDA for the three months' period went up by 3.9 per cent to 89 million litas over 86 million litas for the same period a year ago and EBITDA margin reached 50.3 per cent (46.6 per cent in 2004).

Profit before income tax for the first quarter of 2005 was almost 4 times higher than a year ago and amounted to 22 million litas (5.6 million litas a year ago).

Profit for the period of the first three months of 2005 (including minority interest) amounted to 17 million litas, being 4 times higher than in 2004 when it amounted to 4 million litas.

Net cash flow after investment activities for the three months' period amounted to 68 million litas (51 million litas for the same period a year ago). During the three months' period cash and cash equivalents increased by 65 million litas.

4. Announcement is not considered confidential
(if the announcement is considered confidential, the reason and expire date of confidentiality are to be indicated)

5. Jan-Erik Elserius, Chief Financial Officer – Deputy General Manager
(forename, surname(name) and office phone numbers of persons authorised by the Issuer to provide additional information
tel. + 370 5 236 76 03
about material event)

6. Acting General Manager Stefan Albertsson .... 19 April 2005
(forename, surname and signature of the Manager of the Issuer (forename, surname and signature of the person authorised by the Manager of the Issuer in writing, is case the authorised person is legal entity – its name, forename, surname and signature of its Manager), date of signing)


LIETUVOS TELEKOMAS
VILNIUS



PRESS RELEASE
20-04-2005

Lietuvos Telekomas Announces its Results for the First Quarter of 2005

Lietuvos Telekomas' Group, the largest fixed-line telephony and Internet related services provider in Lithuania, announces its unaudited financial statements for the first quarter of 2005 prepared according to International Financial Reporting Standards.

Highlights

- Revenue for the first quarter of 2005 amounted to 177 million litas, a decline by 3.8 per cent over the revenue of 184 million litas for the first quarter of 2004.
- During the first three months of 2005 the number of main lines in service decreased by almost 7 thousand to 812 thousand while total number of ADSL connections increased by 11.7 thousand.
- Lietuvos Telekomas' Group expenses, year-on-year, went down by 10.3 per cent from 99 million litas to 89 million litas.
- As a result EBITDA for the three months' period went up by 3.9 per cent to 89 million litas over 86 million litas for the same period a year ago and EBITDA margin reached 50.3 per cent (46.6 per cent in 2004).
- Due to continuous decrease in deprecation and amortisation charges and positive result from financial activities profit before income tax for the first quarter of 2005 was almost 4 times higher than a year ago and amounted to 22 million litas (5.6 million litas a year ago).
- Profit for the period of the first three months of 2005 (including minority interest) amounted to 17 million litas, being 4 times higher than in 2004 when it amounted to 4 million litas.
- Investments in the first quarter of 2005 amounted to 15 million litas (11 million litas in 2004).
- Net cash flow after investment activities for the three months' period amounted to 68 million litas (51 million litas for the same period a year ago). During the three months' period cash and cash equivalents increased by 65 million litas.

Group's Key Financial Figures (in thousand of litas)

	First Quarter of 2005	First Quarter of 2004	Change
Revenue	176,631	183,531	-3.8%
Expenses	(89,014)	(99,187)	-10.3%
Gain on Disposal of Property, Plant and Equipment (PPE), net	1,232	1,156	6.6%
EBITDA	88,849	85,500	3.9%
EBITDA Margin (%)	50.3	46.6	
Depreciation and Amortisation	(67,221)	(76,577)	-12.2%
Operating Profit	21,628	8,923	142.4%
Operating Profit Margin (%)	12.2	4.9	
Financial Activities, net	690	(3,415)	120.2%
Profit before Income Tax	22,285	5,648	294.6%
Profit for the Period	17,240	4,301	300.8%
Profit Margin (%)	9.8	2.3	
Earnings per Share (LTL)	0.022	0.005	
Number of Shares (in thousands) (a)	776,818	776,818	

NOTES: According to the amendments to IFRS gain and loss on disposal of property, plant and equipment are excluded from total revenue and total expenses into separate line, and profit for the period includes minority interest.

(a) Treasury stocks held by UAB Lintel are excluded.

1 US$ = 2,6645 LTL, 1 € = 3.4528 LTL (31 March 2005)

Arūnas Šikšta, General Manager of AB Lietuvos Telekomas, has made the following comments on the results for the first quarter of 2005:

"The Company's results for the first quarter in terms of finance and general business processes are good. We further successfully continue to sale data communication services and especially internet services to private customers. More than three thousand contracts on average are signed each month. Furthermore, we are looking for new information technology and wireless internet possibilities based solutions in order to expand our service package for small and medium size enterprises."

Revenue

The total consolidated Lietuvos Telekomas Group's revenue in the first quarter of the year 2005 was 177 million litas, a decrease by roughly 7 million litas or 3.8 per cent over the total revenue of 184 million litas in the first quarter of 2004. Revenue from internet and data communication services increased by 12.1 per cent and amounted up to 20 per cent of total Group's revenue. Revenue from the fixed-line telephony services that amounted up to 75 per cent of total revenue went down by 6.5 per cent compared with the first quarter of 2004, but remained almost at the same level compared with the fourth quarter of 2004. Revenue from other services (excluding gain on disposal of property, plant and equipment) decreased by 14.4 per cent due to seasonality of Comliet's construction activities and amounted to 5 per cent of total Group's revenue.

Breakdown of the Groups' revenue (in thousand of litas)

	First Quarter of 2005	First Quarter of 2004	Change
Fixed-line Telephony Services	132,632	141,815	-6.5%
Internet and Data Communication Services	35,045	31,253	12.1%
Other Services	8,954	10,463	-14.4%
Total	176,631	183,531	-3.8%

NOTE: Gain on disposal of property, plant and equipment is excluded from revenue from other services.

Comparing revenue from fixed-line telephony services for the first quarter of 2005 with the same period a year ago it should be noted that from 14 February 2004 the Company improved its local calls' payment plan, *Vietinis*, and domestic long distance calls' payment plan, *Šalies*, by additionally giving 30 hours free of charge calls during off peak time and weekends for the same subscription fee as before. This resulted in an increase of traffic volume but had a certain negative effect on revenue from traffic charges (down by 11 per cent).

Compared with the first quarter of 2004 the total local calls' traffic in the first quarter of 2005 increased by 8.2 per cent, long distance calls' traffic slightly increased by 0.2 per cent, fixed to mobile network traffic went up by 3.4 per cent and international calls' traffic increased by 12.7 per cent.

Number of payment plans subscribed by Lietuvos Telekomas' customers increased by 14.4 per cent from 371 thousand in March 2004 to 424 thousand in March 2005. The most popular payment plan is the one designed for local calls that represents almost 80 per cent of all payment plans. The second most popular is international calls payment plan, *Pasaulis*.

In spite of decline in number of main lines in service over the year by 1.6 per cent to 812,254 lines in services as of 31 March 2005, revenue from subscription fees declined by just 1.3 per cent. Revenue from networks interconnection services for the first quarter of 2005 decreased by 5.5 per cent, year-on-year, due to lower interconnection tariffs.

Revenue from internet services went up by 23.1 per cent, particular growth area is internet broadband services. During the first three months of 2005 total number of ADSL connections increased by 23.4 per cent from 50,199 (31 December 2004) to 61,928 (31 March 2005) whereof 59,066 connections are sold to Lietuvos Telekomas' customers and 2,862 on wholesales market. Due to substitution effect number of internet dial up services users is not growing but remains roughly on the same level of 35 thousand users. Revenue from internet services growth was partly offset by 2.8 per cent decline in revenue from data communication

services, nevertheless, total revenue from internet and data communication services for the first quarter of 2005 compared with the same period year ago increased by 12.1 per cent.

According to the Company's estimations Lietuvos Telekomas' market share on fixed-line telephony market in terms of lines remains on the same level of 99 per cent and in terms of revenue amounts to 94 per cent. At the end of March 2005 total fixed-line telephony penetration rate in Lithuania was 23.9 per cent. During the first quarter of 2005 the Company' internet broadband market share in terms of users (retail market) increased from 36.9 per cent to 39.4 per cent and the broadband penetration per 100 inhabitants should stand at 4.4 per cent (3.8 per cent at the end of 2004). Lietuvos Telekomas' market share on internet providers market in terms of revenue is estimated to be at the level of 47 per cent.

In March, the Company improved its ADSL technology based internet plans *Takas iD1* and *Takas iD2* by offering to download eight and five times, respectively, bigger amounts of data not changing the pricing. From March, users of internet broadband service *Takas iD3* for additional 19 litas could browse the internet without restrictions not only during the evening and weekends but during the business hours too. In order to promote usage of internet in Lithuania and simply let the people "taste" it, Lietuvos Telekomas launched a campaign *Night on the Web for One Litas* that offers dial-up internet access from midnight to 7 a.m. for just one litas.

Expenses

In the first quarter of 2005, Lietuvos Telekomas continued to control its expenses and improve efficiency of its activities. As a result total expenses went down by 10.3 per cent whereof employee related expenses were cut by 15.7 per cent, interconnection expenses decreased by 4.4 per cent as well as the other expenses.

During January-March 2005 the number of employees in Lietuvos Telekomas' Group decreased from 3,120 to 3,066 at the end of the quarter. As of 31 March 2005, the number of main lines per one full-time employee in the core business was 340, while a year ago this figure stood at 300.

Due to moderate decline in revenue and 10.3 per cent cut in expenses EBITDA for the first quarter of 2005 increase by 3.9 per cent and 12.8 per cent over EBITDA for the first quarter and fourth quarter of 2004, respectively. The EBITDA margin is back on 50 per cent level and for the January - March of 2005 amounted to 50.3 per cent (46.6 per cent a year ago).

Profit for the Period

Continuously decreasing depreciation and amortisation charges (12.2 per cent year-on-year or roughly 3 per cent quarter-on-quarter) in synergy with positive results from financial activities as the Company from being a borrower became an investor had a positive effect on Lietuvos Telekomas' profitability. Operating profit for the first quarter of 2005 was 2.4 times higher than for the same period year ago and amounted to 21.6 million litas. Operating profit margin was 12.2 per cent (4.9 per cent a year ago).

As a result, the profit before income tax for the first quarter of 2005 was 22.3 million litas, an almost 4 times increase over 5.6 million litas for the same period last year. The profit of Lietuvos Telekomas' Group (including minority interest) for January – March 2005 was 17.2 million litas while a year ago it amounted to 4.3 million litas. The profit margin for the first quarter of 2005 was 9.8 per cent and earning per shares amounted to 0.022 litas.

Balance Sheet and Cash Flow

On 31 March 2005, the total assets of Lietuvos Telekomas' Group amounted to 1,271 million litas, a slight decrease by 0.7 per cent over 1,280 million litas on 31 December 2004. At the end of the first quarter of 2005 non-current assets amounts to 76.2 per cent of the total assets while current assets amounted to 23.8 per cent whereof cash and cash equivalents represented to 12.1 per cent of the total assets.

During the first three months of 2005 shareholders' equity increased by 1.4 per cent and amounted to 1,141 million litas. Shareholders' equity amounted to 89.8 per cent of the total liabilities. The total borrowings amounted to 12.4 million litas and net debt was -141 million litas. The net debt to equity ratio was -12.4 per cent (at the end of 2004 it was -7 per cent).

During the first quarter of 2005 the net cash flow from operating activities was 71 million litas, an increase by 17.8 per cent over 60 million litas during the same period a year ago. The cash flow after investing activities was 68 million litas (51 million litas in 2004). An amount of 2.9 million litas was used for financial activities and as a result during the first quarter of 2005 the cash and cash equivalents of Lietuvos Telekomas' Group increased by 65 million litas.

On 18 March 2005, the Board of Lietuvos Telekomas proposed to the Annual General Meeting of Shareholders' to be held on 22 April 2005 to allocate from the Company's distributable profit 100,986 thousand litas for the dividend payment for the year 2004 giving 0.13 litas dividend per share.

Investments

During January – March 2005 the total amount of investments made by Lietuvos Telekomas' Group amounted to 15 million litas (11 million litas in 2004).

On 31 March 2005, Lietuvos Telekomas' number of main lines in service was 812,254 or 23.7 lines per 100 inhabitants of Lithuania. Digitalisation rate at the end of the first quarter of 2005 was 92.9 per cent (91.3 per cent a year ago). Total number of ISDN channels amounted up to 44.3 thousand (38.6 thousand a year ago), total number of ADSL access points (including wholesales) doubled and amounted to 61.9 thousand (30.8 thousand in 2004) and number of MPLS VPN (Multiprotocol Label Switching Virtual Private Network) access points reached 1,016 (809 in 2004).

On 18 March 2005, the Board of AB Lietuvos Telekomas approved a new organisational structure of AB Lietuvos Telekomas. From 1 May 2005 instead of Sales Department will be Private Customers Department and Business Customers Department. Business Customers Department would also provide services currently on behalf of Lietuvos Telekomas provided by its subsidiary UAB Lietuvos Telekomas Verslo Sprendimai.

Management Change

From 20 January 2005 Justas Dargužas was appointed as a new Director of UAB Baltic Data Center, a Lietuvos Telekomas' subsidiary providing IT infrastructure services.

From 2 February 2005 Romualdas Degutis, Chief Operating Officer – Deputy General Manager of AB Lietuvos Telekomas, left the Company. From 9 February 2005, Darius Didžgalvis was appointed as a new Chief Operating Officer – Deputy General Manager of AB Lietuvos Telekomas.

From 21 April 2005 two members of the Board – Kennet Rådne and Timo Virtanen – will resign from the Board. The largest shareholder of the Company, Amber Teleholding A/S, has nominated Tomas Lenke and Valdo Kalm as new members of the Board to be elected during the Annual General Meeting of Shareholders on 22 April 2005.

AB Lietuvos Telekomas

Jan-Erik Elsérius
Chief Financial Officer – Deputy General Manager
+370 686 1 33 33
e-mail: elserius@telecom.lt

For further information please contact:

Darius Džiaugys
Investor Relations Officer
+370 5 236 78 78
e-mail: darius.dziaugys@telecom.lt

About AB Lietuvos Telekomas

AB Lietuvos Telekomas, a Lithuanian telecommunications company, is listed on the Vilnius Stock Exchange (VSE ticker: LTEL) and London Stock Exchange (LSE ticker: LITD). The Company provides fixed-line telephony services, Internet-related and data communication services, wholesale services to other local and international telecommunication operators as well as other services. From 1 January 2003 AB Lietuvos Telekomas together with its subsidiaries is designated as an operator with significant market power (SMP) in the public fixed-line telephony network and services, leased line services and interconnection services markets.

AB Lietuvos Telekomas is a consolidated subsidiary of TeliaSonera AB via its wholly-owned subsidiary Amber Teleholding A/S (reg. in Denmark), which holds 60 per cent of Lietuvos Telekomas' shares. As on 31 March 2005, 2.84 per cent of the Company's shares were owned by the State of Lithuania, 4.67 per cent of the shares are Treasury Stocks held by UAB Lintel, a member of Lietuvos Telekomas' Group.

Lietuvos Telekomas' Group consists of the parent company, AB Lietuvos Telekomas, and its subsidiaries UAB Comliet (100 per cent), UAB Lietuvos Telekomo Verslo Sprendimai (100 per cent), UAB Lintel (100 per cent), UAB Voicecom (100 per cent), UAB Baltic Data Center (60 per cent), UAB Verslo Portalas (company is under liquidation process) (30 per cent) and UAB TietoEnator Consulting (26 per cent). Lietuvos Telekomas is the sole founder of its wholly-owned non-profit organisation VšĮ Lietuvos Telekomo Sporto Klubas.

UAB Comliet and its subsidiaries UAB Comliet Sprendimai (100 per cent), OOO Comliet-Kaliningrad (95 per cent) in Russian Federation and Telegrupp AS (55 per cent) in Estonia comprise a Comliet Group. UAB Comliet Sprendimai has 5 per cent stake in OOO Comliet-Kaliningrad. UAB Baltic Data Center has a subsidiary Baltic Data Center SIA (100 per cent) in Latvia.

More information about AB Lietuvos Telekomas is available on the website: http://www.telecom.lt.

AB Lietuvos Telekomas' Group
Income Statement
(in thousand of litas)

unaudited

	January - March 2005	January - March 2004
Revenue	176,631	183,531
Expenses	(89,014)	(99,187)
Gain on disposal of property, plant and equipment (PPE), net	1,232	1,156
Depreciation and amortisation	(67,221)	(76,577)
Operating profit	21,628	8,923
Financial activities, net	690	(3,415)
Share of result of associates	(33)	140
Profit before income tax	22,285	5,648
Income tax expenses	(5,045)	(1,347)
Profit for the period	17,240	4,301
Attributable to:		
Equity holders of the Company	17,162	3,972
Minority interest	78	329
	17,240	4,301
Earning per share for profit attributable to the equity holders of the Company (Litas)	0.022	0.005

NOTES: Income statement for reporting periods is presented according to the amendments to International Financial Reporting Standards implemented as of 1 January 2005.

AB Lietuvos Telekomas' Group
Balance Sheet
(in thousand of litas)

unaudited

	31 March 2005	31 December 2004
ASSETS		
Non-current assets		
Property, plant and equipment	899,019	941,027
Intangible assets	68,557	83,575
Investments in associates	1,055	1,294
Other non-current assets	46	55
	968,677	1,025,951
Current assets		
Inventories	4,471	6,561
Assets held for sale	642	1,813
Receivables, prepayments and accrued revenue	104,797	114,706
Current income tax receivable	13,389	11,960
Held-to-maturity investments	25,077	30,115
Cash and cash equivalents	153,671	88,514
	302,047	253,669
Total assets	**1,270,724**	**1,279,620**
EQUITY		
Shareholders' equity		
Share capital	814,913	814,913
Treasury shares	(120,000)	(120,000)
Legal reserve	81,499	81,499
Translation differences	(17)	(33)
Retained earnings	362,198	345,036
	1,138,593	1,121,415
Minority interest	2,591	3,899
Total equity	1,141,184	1,125,314
LIABILITIES		
Non-current liabilities		
Borrowings	5,650	6,990
Deferred profit tax liabilities	50,685	55,149
Grants	8,580	9,280
	64,915	71,419
Current liabilities		
Trade, other payables and accrued liabilities	53,448	72,806
Current income tax liabilities	2,235	1,927
Borrowings	6,763	6,464
Provisions for other liabilities	2,179	1,690
	64,625	82,887
Total liabilities	129,540	154,306
Total equity and liabilities	1,270,724	1,279,620

AB Lietuvos Telekomas' Group
Cash Flow Statement
(in thousand of litas)

unaudited

	January - March 2005	January - March 2004
Operating activities		
Profit for the period	17,240	4,301
Adjustments for:		
Income tax	5,045	1,347
Depreciation and amortisation and impairment charge	67,221	76,577
Share of result of associates	33	(140)
Write-off PPE	472	--
Gain on disposal of PPE	(1,232)	(1,156)
Interest income	(585)	(294)
Interest expenses	212	3,857
Other non cash transactions	141	825
	88,547	85,317
Changes in working capital:		
Inventories	2,090	3,408
Trade and other accounts receivable	9,264	9,718
Trade and other accounts payable	(18,384)	(12,484)
Cash generated from operations	81,517	85,959
Interest paid	(222)	(15,886)
Tax paid	(10,616)	(10,073)
Net cash from operating activities	70,679	60,000
Investing activities		
Purchase of PPE and intangible assets	(14,598)	(11,092)
Proceeds from disposal of PPE	6,497	2,043
Held-to-maturity investments	5,038	--
Interest received	443	294
Net cash from investing activities	(2,620)	(8,755)
Net cash before financing activities	68,059	51,245
Financing activities		
Proceeds from borrowings		70,000
Repayment of borrowings and bonds	(2,526)	(171,640)
Dividends paid to minority shareholders	(376)	--
Net cash from financing activities	(2,902)	(101,640)
Increase (decrease) in cash and cash equivalents	65,157	(50,395)
Movement in cash and cash equivalents		
At start of the period	88,514	117,629
Increase (decrease) during the period	65,157	(50,395)
At end of the period	153,671	67,234